                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20645



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            BROWN-FORMAN CORPORATION
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)


                                   115637-10-0
                                 (CUSIP Number)


                                 James S. Welch
                              Ogden Newell & Welch
                               1700 Citizens Plaza
                            500 West Jefferson Street
                           Louisville, Kentucky 40202
                                 (502) 582-1601
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 1, 2000
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

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                                             CUSIP NO. 115637-10-0
===============================================================================================================
(1)    Names of reporting persons...................................................      W.L. Lyons Brown, Jr.
       S.S. or I.R.S. Identification Nos. of above persons .........................          ###-##-####
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(2)    Check the appropriate box if a member of a group                              (a)
                                 (see instructions)                                  --------------------------
                                                                                     (b)
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(3)    SEC use only ................................................................
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(4)    Source of funds  (see instructions)..........................................               N/A
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(5)    Check if disclosure of legal proceedings is required pursuant to Items
       2(d)or 2(e)
---------------------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization ........................................   United States of America
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Number of shares beneficially owned by each reporting person with:

       (7)  Sole voting power ......................................................             409,043
                                                                                     --------------------------
       (8)  Shared voting power.....................................................           13,381,711
                                                                                     --------------------------
       (9)  Sole dispositive power .................................................             409,043
                                                                                     --------------------------
       (10) Shared dispositive power ...............................................           13,381,711

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(11)   Aggregate amount beneficially owned by each reporting person                            13,790,754
---------------------------------------------------------------------------------------------------------------
(12)   Check if the aggregate amount Row (11) excludes certain shares                             N/A
       (see instructions).
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(13)   Percent of class represented by amount in Row (11)...........................             47.57%
---------------------------------------------------------------------------------------------------------------
(14)   Type of reporting person (see instructions) .................................               IN
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ITEM 1.  SECURITY AND ISSUER.

                                             Brown-Forman Corporation
                                               Class A Common Stock
                                                 850 Dixie Highway
                                            Louisville, Kentucky 40210

ITEM 2.  IDENTITY AND BACKGROUND.

         a)       Name:                              W.L. Lyons Brown, Jr.

         b)       Principal Business address:        501 Fourth Street
                                                     Hilliard-Lyons Center
                                                     Louisville, Kentucky 40202

         c) Retired Chairman and Chief Executive Officer of the issuer, Brown-Forman Corporation.

         d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

         e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The amount of shares beneficially owned by the undersigned as of December 31, 1999, is as follows:

                                                  Aggregate         Percent
                                                    Number          of Class
                                                  ---------         --------
         (a)      Beneficially Owned              13,790,754          47.57%

         (b)      Sole Voting Power                  409,043
                  Shared by Voting Power          13,381,711
                  Sole Disposition Power             409,043
                  Shared Disposition Power        13,381,711

         (c) No transactions in Brown-Forman Corporation Class A Common Stock of the issuer were effected by W.L. Lyons Brown, Jr. in the last sixty days.

         (d) Other persons have the right to receive income from trusts holding Brown-Forman Corporation Class A Common Stock, as to which stock the undersigned has sole or shared voting power. The following person is sole income beneficiary of one of these trusts which holds more than 5% of the outstanding shares of such Class A Common Stock: Sarah S. Brown.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 8, 2000



/s/ W.L. Lyons Brown, Jr.
---------------------------------
W.L. Lyons Brown, Jr.